RICHEMONT

06017648

RECEIVED OCT 2006 SEC WASH D.C. SECTION 203

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

9 October 2006

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 5 October 2006. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

PROCESSED
OCT 26 2006
THOMSON FINANCIAL

Very truly yours,

pp. Ellen Shfl

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

dw 10/25

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode:	**22. September 2006 bis 5. Oktober 2006**
Anzahl der gekauften "A" Units:	**0**
Anzahl der verkauften "A" Units:	**(142'863)**
Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004):	**5'000'000**
Nettobestand an eigenen "A" Units per 5. Oktober 2006:	**16'666'322**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt Kaufoptionen, die es ihr erlauben, bis zu 8'424'574 "A" Units zu kaufen. Optionen über 3'000'000 "A" Units können zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden. Optionen, die den Kauf von 1'706'974 "A" Units erlauben, können zwischen dem 1. Juli 2008 und dem 1. Juli 2011 ausgeübt werden. Die übrigen Optionen, die den Kauf von 3'717'600 "A" Units erlauben, können zwischen dem 8. Juni 2011 und 10. Juni 2015 ausgeübt werden.

Datum:	**6. Oktober 2006**

Gesellschaft: Compagnie Financière Richemont SA
Person: Alan Grieve / Jenny McLennan
Telefon: 041 727 23 55

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations qui concernent le négoce de Compagnie Financière Richemont SA dans ses propres unités "A", conformément à la recommandation de la Commission de l'OPA du 19 février 2004:

Période concernée:	**du 22 septembre 2006 au 5 octobre 2006**
Nombre d'unités "A" achetées:	**0**
Nombre d'unités "A" vendues:	**(142'863)**
Nombre net d'unités "A" acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**5'000'000**
Position nette en unités "A" au 5 octobre 2006	**16'666'322**

Le programme de rachat courant porte sur un maximum de 10'000'000 unités "A" (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient des options d'achat portant sur un total de 8'424'574 d'unités "A". Des options portant sur 3'000'000 d'unités "A" peuvent être exercées entre le 10 juin 2007 et le 10 juin 2011. Les options, qui portent sur 1'706'974 unités "A", peuvent être exercées du 1er juillet 2008 au 1er juillet 2011.
Le reste des options qui portent sur 3'717'600 unités "A", peut être exercé du 8 juin 2011 au 10 juin 2015.

Date: **le 6 octobre 2006**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve / Jenny McLennan
Téléphone: 041 727 23 55

RICHEMONT

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

9 October 2006

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of today's press release announcing the acquisition of Fabrique d'Horlogerie Minerva SA in English. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE
9 OCTOBER 2006

RICHEMONT ACQUIRES FABRIQUE D'HORLOGERIE MINERVA SA

Richemont, the Swiss luxury goods group, is pleased to announce that it has acquired Fabrique d'Horlogerie Minerva SA in a private transaction from G. P. P. International SA, Luxembourg.

The watch brand Minerva was established by Charles Robert in 1858 and is based in Villeret, Switzerland. It has 22 employees and is today specialized in the development and manufacturing of high end mechanical movements.

The transaction will have no material impact on Richemont's consolidated net assets and will not have any impact on profitability for the year ending 31 March 2007.

Richemont owns a portfolio of leading international brands or 'Maisons', which are managed independently of one another, recognising their individuality and uniqueness. The businesses operate in five areas: Jewellery Maisons, being Cartier and Van Cleef & Arpels; Specialist watchmakers, which is made up of Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; Writing instrument manufacturers - Montblanc and Montegrappa; Leather and accessories Maisons, being Alfred Dunhill and Lancel; and Other businesses, which includes, specifically, Chloé as well as other, smaller Maisons and watch component manufacturing activities for third parties.

In addition to its luxury goods business, Richemont holds an 18.6 per cent interest in British American Tobacco.

Further Information:

Press enquiries: Mr Alan Grieve
Director of Corporate Affairs
Tel. +41 22 721 3507

Analysts' inquiries : Ms Sophie Cagnard-Fabrici
Head of Investor Relations
Tel. +33 1 5818 2597